UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

CPEX Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class Securities)

12620N104
_________________________________
(CUSIP Number)

January 6, 2011
_______________________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:**

☑              Rule 13d-1(b)

☑              Rule 13d-1(c)

☐              Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

** Western Standard, LLC and Eric D. Andersen are filing this Schedule 13G pursuant to Rule 13d-1(b).  Western Standard Partners, L.P. is filing this Schedule 13G pursuant to Rule 13d-1(c).

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 2 of 9 Pages

CUSIP No. 12620N104

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Western Standard, LLC 26-2921385
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 118,202
	6	Shared Voting Power 0
	7	Sole Dispositive Power 118,202
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 118,202
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 4.5%
12	Type of Reporting Person (See Instructions) IA

Page 3 of 9 Pages

CUSIP No. 12620N104

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Western Standard Partners, L.P. 26-2921468
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 118,202
	6	Shared Voting Power 0
	7	Sole Dispositive Power 118,202
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 118,202
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 4.5%
12	Type of Reporting Person (See Instructions) PN

Page 4 of 9 Pages

CUSIP No. 12620N104

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Eric D. Andersen
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 118,202
	6	Shared Voting Power 0
	7	Sole Dispositive Power 118,202
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 118,202
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 4.5%
12	Type of Reporting Person (See Instructions) IN, HC

Page 5 of 9 Pages

Item 1.

(a)	Name of Issuer

CPEX Pharmaceuticals, Inc.

(b)	Address of Issuer’s Principal Executive Offices

2 Holland Way
Exeter, New Hampshire 03833

Item 2.

(a)	Name of Person Filing

This Schedule 13G is being filed on behalf of Western Standard, LLC (“Western LLC”); Western Standard Partners, L.P. (“Western LP”); Mr. Eric D. Andersen (each, a “Reporting Person”).

(b)	Address of Principal Business office or, if None, Residence

For each Reporting Person,

1507 Berkeley Street, Unit 7
Santa Monica, California 90404

(c)	Citizenship

Western LLC is a California limited liability company
Western LP is a Delaware limited partnership
Mr. Andersen is a United States citizen

(d)	Title of Class of Securities

Common Stock, par value $0.01 per share

(e)	CUSIP Number

12620N104

Page 6 of 9 Pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).*

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).**

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group in accordance with § 240.13d-1(b)(ii)(J).

*Western LLC is an investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

**Mr. Andersen is the control person of Western LLC in accordance with §240.13d-1(b)(1)(ii)(G).

Item 4.	Ownership

For each Reporting Person:

(a) Amount beneficially owned: 118,202 (the “Shares”)

(b) Percent of class: 4.5%*

(c) Number of shares to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 118,202

(ii) Shared power to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 118,202

(iv) Shared power to dispose or to direct the disposition of: 0

Page 7 of 9 Pages

*The ownership percentage is calculated based on 2,616,936 shares of Common Stock outstanding as of November 8, 2010, as reported in the issuer’s most recent Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010, as filed with the Securities and Exchange Commission on November 10, 2010.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 14, 2011

Western Standard Partners, L.P.
By: Western Standard, LLC,
its General Partner

By: /s/Eric D. Andersen
      Eric D. Andersen, Managing Member

Western Standard, LLC

By: /s/Eric D. Andersen
       Eric D. Andersen, Managing Member

     /s/Eric D. Andersen
     Eric D. Andersen, Managing Member

Page 9 of 9 Pages

Exhibit A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Act”) by and among the parties listed below, each referenced to herein as a “Joint Filer.”  The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings.  The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Date:  January 14, 2011

Western Standard Partners, L.P.
By: Western Standard, LLC,
its General Partner

By: /s/Eric D. Andersen
      Eric D. Andersen, Managing Member

Western Standard, LLC

By: /s/Eric D. Andersen
       Eric D. Andersen, Managing Member

     /s/Eric D. Andersen
     Eric D. Andersen, Managing Member